Deshyo LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period July 2, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Marketing and research	428
Legal and professional fees	1,000
Contract labor	7,270
Bank fees	62
General and administrative	60
Domain hosting	21
Investor relations	112
Total expenses	8,953
Net loss	$ (8,953)